FORM 3                             OMB APPROVAL
                                   OMB Number:   3235-0104
                                   Expires:   September 30, 1998
                                   Estimated average burden
                                   hours per response . . . 0.5


          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Act of 1934, Section 17(a) of the Public Utility Holding Company
       Act of 1935 or Section 30(f) of the Investment Company
                              Act of 1940


Print or Type Responses)
1.   Name and Address of Reporting Person
     Schneider           Milton         S.
     (Last)              (First)        (Middle)

     c/o The Glenville Group, Inc.
     580 West Germantown Pike      Suite 202
          (Street)

     Plymouth Meeting         PA             19462
     (City)                   (State)        (Zip)

2.   Date of Event Requiring Statement
     (Month/Day/Year)
     12/31/97

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol
     CV Reit, Inc.       CVI

5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)
     _x_ Director             ___ 10% Owner
     ___ Officer (give title below)    ___ Other (specify below)

6.   If Amendment, Date of Original
     (Month/Day/Year)

7.   Individual or Joint/Group
     Filing (check Applicable Line)
     _x_ Form filed by One Reporting Person
     ___ Form filed by More than One Reporting Person




Table I   Non-Derivative Securities Beneficially Owned

1.   Title of Security (Instr. 4)
     None

2.   Amount of Securities Beneficially Owned (Instr. 4)

3.   Ownership From:  Direct (D) or Indirect (I)  (Instr. 5)

4.   Nature of Indirect Beneficial Ownership (Instr. 5)



Table II   Derivative Securities Beneficially Owned (e.g., puts,
calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 4)
     None

2.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable         Expiration Date

3.   Title and Amount of Securities Underlying Derivative
     Security (Instr. 4)
     Title                    Amount or Number of Shares

4.   Conversion or Exercise Price of Derivative Security

5.   Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I)   (Instr. 5)

6.   Name of Indirect Beneficial Ownership (Instr. 5)




Explanation of Responses:
**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

          /s/Milton S. Schneider             January 12, 1998
          Milton S. Schneider
     **Signature of Reporting Person              Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
Instruction 5(b)(v).                               SEC 1473(7-96)